Ahold [Logo omitted]                                   Press Release

                                                       Royal Ahold
                                                       Corporate Communications

                                              Date:    October 1, 2004
                              For more information:    +31 75 659 57 20

Ahold sells its Spanish retail interest to the Permira Funds

Zaandam, The Netherlands, October 3, 2004 - Ahold today announced it has sold its Spanish retail interest to the Permira Funds. The enterprise value related to the transaction is approximately EUR 685 million. The final purchase price is subject to customary price adjustments. Closing is anticipated before the end of the year and is subject to the fulfillment of certain conditions, including antitrust approval.

Ahold operates almost 600 stores on the Spanish mainland and the Canary Islands with net sales in 2003 of approximately EUR 2 billion.

"This divestment is part of our 'Road to Recovery' strategy to optimize our portfolio and to strengthen our financial position," commented Anders Moberg, Ahold President & CEO. "It represents an important milestone in our divestment program and demonstrates our continued focus on improving the balance sheet by reducing net debt. We announced in November 2003 that we intended to withdraw from the Spanish market. We initiated a careful process in order to generate maximum value for our Spanish retail operations. We also committed to handling the divestment in a way which would provide the best possible outcome for our 14,000 Spanish associates. We are pleased to have reached agreement with the Permira Funds," he concluded.

Permira is a leading European-based private equity firm which acts as adviser to the 18 Permira funds, totaling approximately EUR 11 billion. The Permira Funds have invested in over 260 transactions in 15 countries, in companies across a variety of sectors and geographies.

Ahold Corporate Communications:  +31.75.659.5720

                                             Albert Heijnweg 1, Zaandam
                                             P.O. Box 3050, 1500 HB Zaandam
                                             The Netherlands
http://www.ahold.com                         Phone:   +31 (0)75 659 5720
                                             Fax:     +31 (0)75 659 8302
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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's intention to divest its Spanish operation, statements relating to the amount Ahold expects to receive in the sale and Ahold's expectations as to the timing of such divestment. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to Ahold's ability to implement its divestment strategy successfully, the effect of any adjustments to the amount Ahold expects to receive in the sale, any inability to obtain, or delays in obtaining, antitrust approval, the actions of government and law enforcement agencies, any rights of minority shareholders that may delay or impede the divestment, Ahold's ability to divest its Spanish operation on terms that are acceptable to Ahold, Ahold's ability to complete the divestment, the inability to satisfy, or delays in satisfying, closing conditions to the divestment and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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